Exhibit 99.24

IMMUNOPRECISE ANTIBODIES LTD.

Unit 3204 – 4464 Markham Street, Victoria, BC V8Z 7X8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of ImmunoPrecise Antibodies Ltd. (the “Company”) will be held at Suite 704, 595 Howe Street, Vancouver, BC, V6C 2T5 on Friday, November 22, 2019 at 10:00 a.m. (PST) for the following purposes:

1.	to set the number of directors at seven (7) persons;

2.	to elect Jennifer Bath, James Kuo, Greg Smith, Robert Beecroft, Robert Burke, Paul Andreola and Brian Lundstrom as directors of the Company for the ensuing year;

3.	to appoint Crowe MacKay LLP as the auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.

to consider, and if thought fit, to pass an ordinary resolution approving and ratifying the Company’s 10% rolling stock option plan as more particularly described in the accompanying Information Circular;

5.

to consider, and if thought fit, to pass an ordinary resolution approving and ratifying the Company’s shareholder rights plan, as more particularly described in the accompanying Information Circular; and

6.	to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

All registered shareholders are entitled to attend and vote at the Meeting in person or by proxy. The Board of Directors (the “Board”) requests that all registered shareholders who will not be attending the Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a registered shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by 10:00 a.m. (Vancouver, British Columbia time) on Wednesday, November 20, 2019 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on September 25, 2019 will be entitled to vote at the Meeting.

If you are a non-registered Shareholder of the Company, please complete and return the materials in accordance with the instructions set forth in the accompanying Information Circular.

An Information Circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 22rd day of October, 2019.

ON BEHALF OF THE BOARD

IMMUNOPRECISE ANTIBODIES LTD.

“Jennifer Bath”

Jennifer Bath

Chief Executive Officer, President and Director